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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------


                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of January 2005

                              TAT TECHNOLOGIES LTD.
                              (Name of Registrant)


                         P.O.BOX 80, Gedera 70750 Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X    Form 40-F__

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__


                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                   Yes__ No X

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

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                              TAT Technologies Ltd.

6-K Items

1. TAT Technologies Ltd. announces the appointment of Yair Shilhav as its internal auditor starting January 1, 2005.

         Mr. Shilhav was born in Israel on October 12, 1958. In February 2004 Mr. Shilhav founded and currently serves as an executive manager of Shilhav, an accountancy consulting firm. From 1987 and until December 2003 Mr. Shilhav held several positions as an auditor and accountant in Somekh Chaikin, independent certified public accountants in Israel, a member firm of KPMG International. From 1987 to 1990 he served as the head of the professional and finance department of Somekh Chaikin. Mr. Shilhav became a partner with Somekh Chaikin in 1990 and from 1995 to 2003 he served as the head of Somekh Chaikin's branch in Haifa. Between 2000 to 2003 he was member of Somekh Chaikin's executive committee. From 1998 to 2000 Mr. Shilhav served as the head of the Accounting Studies of the Haifa University. Mr. Shilhav holds a B.A. in Economy and Accounting and an M.A. in Business Management, both from the Hebrew University, Jerusalem, and has been a certified public accountant for more than 15 years.







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                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            TAT TECHNOLOGIES LTD.
                                            ---------------------
                                                 (Registrant)



                                            By: /s/Israel Ofen
                                                --------------
                                                Israel Ofen
                                                Executive Vice President and
                                                Chief Financial Officer


Date: January 18, 2005